SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(b)

(Amendment No.  )*

Estee Lauder Automatic Common Exchange Security Trust
(Name of Issuer)

Trust Automatic Common Exchange Securities
(Title of Class of Securities)

518437207
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut
06836-2571, Tel:  (203) 862-8000
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 22, 1999
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 12 Pages)

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Paloma Partners L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER

          265,000

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          265,000

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          265,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.50%

12.  TYPE OF REPORTING PERSON*

          OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Paloma Strategic Fund L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER

          50,000

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          50,000

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          50,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.23%

12.  TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Paloma Strategic Advisors L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.   SOLE VOTING POWER

          50,000

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          50,000

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          50,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.23%

12.  TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          S. Donald Sussman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.   SOLE VOTING POWER

          315,000

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          315,000

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          315,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.73%

12.  TYPE OF REPORTING PERSON*

          IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).Name of Issuer:

          Estee Lauder Automatic Common Exchange Security
          Trust (the "Issuer").

Item 1(b).Address of Issuer's Principal Executive Offices:

          767 Fifth Avenue
          New York, New York 10153

Item 2(a).Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Paloma Partners L.L.C., a Delaware limited liability company ("Paloma"), Paloma Strategic Fund L.P., a Bermuda limited partnership ("Paloma Strategic"), Paloma Strategic Advisors L.L.C., a Delaware limited liability company ("Paloma Strategic Advisors") and S. Donald Sussman (the "Reporting Persons").

Item 2(b).Address of Principal Business Office or, if None,
          Residence:

     The principal business address for Paloma, Paloma
     Strategic Advisors and Mr. Sussman is 2 American Lane,
     Greenwich, Connecticut 06836-2571. The principal place of business for Paloma Strategic is c/o MQ Services Ltd., 44
     Church Street, Hamilton HM 12, Bermuda.

Item 2(c).Citizenship:

          Paloma is a Delaware limited liability company, Paloma Strategic is a Bermuda limited partnership, Paloma
     Strategic Advisors is a Delaware limited liability company and Mr. Sussman is a citizen of the United States.

Item 2(d).Title of Class of Securities

          Trust Automatic Common Exchange Securities ("Trust
          Common Exchange Stock").

Item 2(e).CUSIP Number: 518437207

Item 3.   If This Statement is Filed Pursuant to Rule 13d-
          1(b), or 13d-2(b) or (c), Check Whether the Person
           Filing is a:

          (a)[ ]      Broker or dealer registered under
          Section 15 of the Exchange Act.

          (b)[ ]      Bank as defined in Section 3(a)(6) of
          the Exchange Act.

          (c)[ ]      Insurance company defined in Section
          3(a)(19) of the Exchange Act.

          (d)[ ]      Investment company registered under
          Section 8 of the Investment Company Act.

          (e)[ ]      An investment adviser in accordance with
          Rule 13d-1(b)(1)(ii)(E).

          (f)[ ]      An employee benefit plan or endowment
          fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g)[ ]      A parent holding company or control
          person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h)[ ]      A savings association as defined in
          Section 3(b) of the Federal Deposit Insurance Act.

          (i)[ ]      A church plan that is excluded from the
          definition of an investment company under Section
          3(c)(14) of the Investment Company Act;

          (j)[ ]      Group, in accordance with Rule
          13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          The Reporting Persons beneficially own an aggregate of 315,000 shares of Trust Common Exchange Stock.

     (b)  Percent of class:

          Paloma's aggregate beneficial ownership of 265,000 shares of Trust Common Exchange Stock constitutes
          6.50% of all of the outstanding shares of Trust
          Common Exchange Stock.

          Each of Paloma Strategic's and Paloma Strategic Advisors' aggregate beneficial ownership of 50,000 shares of Trust Common Exchange Stock constitutes 1.23% of all of the outstanding shares of Trust Common Exchange Stock.

          S. Donald Sussman's aggregate beneficial ownership of 315,000 shares of Trust Common Exchange Stock constitutes 7.73% of all of the outstanding shares of Trust Common Exchange Stock.

          Together, the Reporting Persons have beneficial ownership of 7.73% of all of the outstanding shares of Trust Common Exchange Stock.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

                    Paloma Partners has the sole power to
          vote or direct the vote of 265,000 shares of Trust
          Common Exchange Stock.

                    Each of Paloma Strategic and Paloma
          Strategic Advisors has the sole power to vote or direct the vote of 50,000 shares of Trust Common
          Exchange Stock.

                    S. Donald Sussman has the sole power to
          vote or direct the vote of 315,000 shares of Trust
          Common Exchange Stock.

          (ii)  Shared power to vote or to direct the vote

                    Not applicable.

          (iii)  Sole power to dispose or to direct the
          disposition of

                    Paloma Partners has the sole power to
          dispose or direct the disposition of 265,000 shares of Trust Common Exchange Stock.

                    Each of Paloma Strategic and Paloma
          Strategic Advisors has the sole power to dispose or direct the disposition of 50,000 shares of Trust
          Common Exchange Stock.

                    S. Donald Sussman has the sole power to
          dispose or direct the disposition of 315,000 shares of Trust Common Exchange Stock.

          (iv) Shared power to dispose or to direct the disposition of

          Not applicable.

     Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.   Ownership of More than Five Percent on Behalf of
          Anther Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          Paloma owns its shares of Trust Common Exchange
          Stock through its subsidiary Paloma Securities
          L.L.C., a Delaware limited liability company.

Item 8.   Identification and Classification of Members of the
          Group.

          See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:       March 3, 1999

          PALOMA PARTNERS L.L.C.

          By:            Paloma Partners Company L.L.C.
                    Managing Member


                    By:  /s/ Michael J. Berner
                         Michael J. Berner,
                         Vice President


          PALOMA STRATEGIC FUND L.P.

          By:            Paloma Strategic Advisors L.L.C.
                    Attorney-in-Fact

                    By:  /s/ Michael J. Berner
                         Michael J. Berner,
                         Vice President


          PALOMA STRATEGIC ADVISORS L.L.C.


          By:       /s/ Michael J. Berner
             Michael J. Berner,
             Vice President



          /s/ S. Donald Sussman
          S. Donald Sussman
EXHIBIT A

JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on
Schedule 13G with respect to the trust automatic common exchange securities of Estee Lauder Automatic Common Exchange Security Trust dated March 3, 1999 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:       March 3, 1999

          PALOMA PARTNERS L.L.C.

          By:            Paloma Partners Company L.L.C.
                    Managing Member


                    By:  /s/ Michael J. Berner
                         Michael J. Berner,
                         Vice President


          PALOMA STRATEGIC FUND L.P.

          By:            Paloma Strategic Advisors L.L.C.
                    Attorney-in-Fact

                    By:  /s/ Michael J. Berner
                         Michael J. Berner,
                         Vice President


          PALOMA STRATEGIC ADVISORS L.L.C.


          By:       /s/ Michael J. Berner
             Michael J. Berner,
             Vice President



          /s/ S. Donald Sussman
          S. Donald Sussman
EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP




Paloma Partners L.L.C.
Paloma Strategic Fund L.P.
Paloma Strategic Advisors L.L.C.
S. Donald Sussman